Pricing Term Sheet

Issuer Free Writing Prospectus

(Supplementing Preliminary Prospectus Supplement Dated February 4, 2019

and Prospectus Dated January 28, 2019)

Filed Pursuant to Rule 433

Registration Statement No. 333-229400

Pricing Term Sheet

Dated February 4, 2019

OPKO Health, Inc.

$200,000,000 Aggregate Principal Amount of

4.50% Convertible Senior Notes due 2025

This term sheet relates only to the notes referenced above (“notes”) and should be read together with the preliminary prospectus supplement dated February 4, 2019 (the “preliminary prospectus supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated January 28, 2019, before making a decision in connection with an investment in the notes. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

Issuer:	OPKO Health, Inc., a Delaware corporation

Ticker/Exchange:	OPK / Nasdaq Global Select Market

Trade Date:	February 5, 2019

Settlement Date:	February 7, 2019

Nasdaq Last Reported Sale Price on February 4, 2019:	$3.52 per share

Conversion Premium	Approximately 20% above the Nasdaq Last Reported Sale Price on February 4, 2019

Initial Conversion Price:	Approximately $4.22 per share of common stock

Initial Conversion Rate:	236.7424 shares of common stock per $1,000 aggregate principal amount of notes

Title of Securities:	4.50% Convertible Senior Notes due 2025

Aggregate Principal Amount Offered:	$200,000,000 aggregate principal amount of notes (or $230,000,000 if the underwriter exercises its option to purchase additional notes in full)

Price to Public:	100%, plus accrued interest, if any, from February 7, 2019

Underwriting Discounts and Commissions:	3.50%

Use of Proceeds:	The Issuer estimates that the net proceeds from this offering will be approximately $192,300,000, after deducting the underwriter’s discount and estimated fees and expenses payable by the Issuer.

The Issuer intends to use the net proceeds from this offering to fund research and development to further develop and commercialize its portfolio of proprietary pharmaceutical and diagnostic products and for working capital, capital expenditures, acquisitions and other general corporate purposes, which will include the repayment or repurchase of indebtedness or debt securities outstanding from time to time, including $28.8 million principal amount and accrued but unpaid interest currently outstanding under the line of credit with an affiliate of the Issuer’s Chairman and Chief Executive Officer.

Maturity:	February 15, 2025, unless earlier converted, redeemed or repurchased.

Annual Interest Rate:	4.50%

Interest Payment Dates and Record Dates:	Interest will accrue from February 7, 2019 or from the most recent date on which interest has been paid or provided for, and will be payable semiannually on February 15 and August 15 of each year, beginning on August 15, 2019, to holders of record at the close of business on the preceding February 1 and August 1, respectively.

CUSIP Number:	68375N AD5

ISIN Number:	US68375NAD57

Sole Book-Running Manager:	Jefferies LLC

Concurrent Offering of Borrowed Shares:	Concurrently with this offering and by means of a separate prospectus supplement and accompanying prospectus, up to 30,000,000 of shares of the Issuer’s common stock will be offered by selling stockholders (which include the underwriter or its affiliates) who will borrow such shares through lending arrangements from an affiliate of the underwriter, which, as Share

Borrower, is borrowing the shares from the Issuer. The borrowed shares are newly-issued shares issued in connection with this transaction and will be cancelled or held as treasury shares by the Issuer upon the expiration or the early termination of the share lending arrangements described in the prospectus supplement. The Issuer expects that the selling stockholders will sell the borrowed shares and use the resulting short position to establish their initial hedge with respect to their investments in the notes. The selling stockholders may effect such transactions by selling the borrowed shares at various prices from time to time through the Share Borrower or its affiliates. The selling stockholders (which include the underwriter or its affiliates) will receive all of the net proceeds from the sale of the borrowed shares, and the Issuer will not receive any of those proceeds, but the Issuer will receive from the Share Borrower a one-time nominal fee of $0.01 per share for each newly issued share. The concurrent offering of the borrowed shares is conditioned upon the closing of this offering.

Adjustment to Shares Delivered upon Conversion upon a Make- Whole Fundamental Change or Notice of Optional Redemption:	The following table sets forth the number of additional shares by which the conversion rate for the notes will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$3.52	$4.00	$4.22	$4.75	$5.49	$6.50	$8.00	$10.00	$12.00	$15.00	$20.00	$25.00
February 7, 2019	47.3485	47.3485	47.3485	47.3485	37.5692	27.0730	17.6326	10.6176	6.6409	3.3309	0.8926	0.0056
February 15, 2020	47.3485	47.3485	47.3485	46.4997	35.0015	24.8268	15.8576	9.3776	5.7826	2.8243	0.6926	0.0000
February 15, 2021	47.3485	47.3485	47.3485	42.8787	31.6142	21.9038	13.6451	7.8776	4.7659	2.2576	0.4826	0.0000
February 15, 2022	47.3485	47.3485	47.3485	37.9313	27.0615	18.1038	10.8576	6.0876	3.6076	1.6443	0.2876	0.0000
February 15, 2023	47.3485	47.3485	42.5426	31.0471	20.8698	13.1038	7.4326	4.0476	2.3659	1.0443	0.1126	0.0000
February 15, 2024	47.3485	38.5076	31.7708	20.6260	11.9828	6.5499	3.4701	1.9376	1.1659	0.5043	0.0026	0.0000
February 15, 2025	47.3485	13.2576	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate for the notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $25.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate of the notes.

•

If the stock price is less than $3.52 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 284.0909 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the Issuer’s common stock.

The Issuer has filed a registration statement, as well as the preliminary prospectus supplement and the accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC that are incorporated by reference into the preliminary prospectus supplement and accompanying prospectus for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022.

This pricing term sheet does not contain a complete description of the notes or the notes offering. It should be read together with the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA EMAIL OR ANOTHER COMMUNICATION SYSTEM.

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